Copa Holdings Reports Net Income of US$126.0 Million and EPS of US$2.84 for the Third Quarter of 2013

Excluding special items, adjusted net income came in at $116.2 million, or EPS of $2.62 per share

Panama City, Panama --- November 12, 2013. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the third quarter of 2013 (3Q13). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2012 (3Q12).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$126.0 million for 3Q13, or diluted earnings per share (EPS) of US$2.84. Excluding special items, Copa Holdings would have reported an adjusted net income of $116.2 million, or $2.62 per share, a 19.0% increase over adjusted net income of US$97.6 million and US$2.20 per share for 3Q12.

▪	Operating income for 3Q13 came in at US$147.5 million, a 29.3% increase over operating income of US$114.1 million in 3Q12. Operating margin for the period came in at 21.8% or 2.5 percentage points over 3Q12, mostly as a result of higher unit revenues.

▪	Total revenues increased 14.7% to US$677.3 million. Yield per passenger mile decreased 0.1% to 17.2 cents and operating revenue per available seat mile (RASM) increased 2.8% to 13.9 cents. However, adjusting for a 7.5% increase in average length of haul, yields increased 3.6% and RASM increased 6.6%.

▪	For 3Q13, passenger traffic (RPMs) grew 15.5% on an 11.6% capacity expansion. Consolidated load factor came in at 78.1%, or 2.6 percentage points above 3Q12.

▪	Operating cost per available seat mile (CASM) improved 0.3% to 10.9 cents. CASM, excluding fuel, increased 2.7% to 6.8 cents.

▪	Cash, short term and long term investments ended 3Q13 at US$1.0 billion, representing 40.7% of the last twelve months’ revenues.

▪	During the third quarter, Copa Airlines took delivery of three Boeing 737-800 aircraft. As a result, Copa Holdings ended the quarter with a consolidated fleet of 89 aircraft. Additionally, during the months of September and October, Copa Airlines completed the extension of four 737-700 aircraft leases that were expiring in 2014.

▪	For 3Q13, Copa Holdings reported consolidated on-time performance of 87.3% and a flight-completion factor of 99.7%, maintaining its position among the best in the industry.

Consolidated Financial & Operating Highlights	3Q13	3Q12	% Change	2Q13	% Change
Revenue Passengers Carried ('000)	2,007	1,869	7.4%	1,861	7.8%
RPMs (mm)	3,803	3,294	15.5%	3,475	9.4%
ASMs (mm)	4,872	4,367	11.6%	4,618	5.5%
Load Factor	78.1%	75.4%	2.6 p.p.	75.3%	2.8 p.p.
Yield	17.2	17.3	-0.1%	16.4	5.4%
PRASM (US$ Cents)	13.5	13.0	3.4%	12.3	9.3%
RASM (US$ Cents)	13.9	13.5	2.8%	12.8	8.4%
CASM (US$ Cents)	10.9	10.9	-0.3%	10.7	1.6%
CASM Excl. Fuel (US$ Cents)	6.8	6.6	2.7%	6.7	1.5%
Breakeven Load Factor (1)	61.4%	59.8%	1.6 p.p.	61.6%	-0.2 p.p.
Fuel Gallons Consumed (Millions)	63.6	57.7	10.3%	60.0	6.0%
Avg. Price Per Fuel Gallon (US$ Dollars)	3.12	3.24	-3.8%	3.08	1.2%
Average Length of Haul (Miles)	1,895	1,763	7.5%	1,868	1.5%
Average Stage Length (Miles)	1,160	1,082	7.2%	1,126	3.0%
Departures	30,126	29,365	2.6%	29,357	2.6%
Block Hours	89,623	82,103	9.2%	84,985	5.5%
Average Aircraft Utilization (Hours)	11.2	11.2	0.1%	10.9	2.7%
Operating Revenues (US$ mm)	677.3	590.4	14.7%	592.0	14.4%
Operating Income (US$ mm)	147.5	114.1	29.3%	97.7	51.0%
Operating Margin	21.8%	19.3%	2.5 p.p.	16.5%	5.3 p.p.
Net Income (US$ mm)	126.0	111.9	12.6%	74.4	69.3%
Adjusted Net Income (US$ mm) (1)	116.2	97.6	19.0%	85.0	36.7%
EPS - Basic and Diluted (US$)	2.84	2.52	12.6%	1.68	69.2%
Adjusted EPS - Basic and Diluted (US$) (1)	2.62	2.20	19.0%	1.92	36.6%
# of Shares - Basic and Diluted ('000)	44,380	44,407	-0.1%	44,387	0.0%

(1)Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 3Q13, 3Q12, and 2Q13 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 3Q13 RESULTS

Copa Holdings third quarter results continued to reflect solid demand trends as well as lower unit costs due to lower fuel prices for the quarter. For 3Q13, the Company reported operating income of US$147.5 million, a 29.3% increase over 3Q12. As a result, operating margin for the quarter stood at 21.8%, an increase of 2.5 percentage points over 3Q12.

Consolidated operating revenues increased 14.7% to US$677.3 million on an 11.6% capacity expansion for the period. Load factor came in at 78.1%, or 2.6 percentage points above 3Q12, while yields came in at 17.2 cents, or 0.1% lower than 3Q12. As a result, passenger revenues per ASM (PRASM) increased 3.4%, from 13.0 cents in 3Q12 to 13.5 cents in 3Q13. Furthermore, adjusting for a 7.5% increase in length of haul, PRASM increased 7.2% over 3Q12.

Consolidated operating expenses for 3Q13 increased 11.2% to US$529.8 million, and consolidated operating expenses per ASM (CASM) decreased 0.3% to 10.9 cents. However, excluding fuel costs, unit costs increased 2.7% to 6.8 cents, mainly as a result of higher aircraft rental expense and an increase in sales related costs.

Aircraft fuel expense increased 6.1% or US$11.3 million compared to 3Q12, as a result of increased capacity. The Company’s effective jet fuel price, which includes realized hedge gains of US$6.8 million and US$2.0 million for 3Q13 and 3Q12, respectively, decreased 3.8%, from an average of US$3.24 in 3Q12 to US$3.12 in 3Q13.  At the end of 3Q13, the Company had fuel hedges in place representing 38% of its consolidated volume. Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 37% in 4Q13. For 2014 and 2015, the Company had hedged approximately 20% and 15%, respectively, of its forecasted fuel consumption.

The Company recorded a net non-operating income of US$6.3 million for 3Q13 compared to a net non-operating income of US$8.9 million for 3Q12. Non-operating income (expense) included a fuel hedge mark-to-market gain of US$9.8 million, compared to a fuel hedge mark-to-market gain of US$14.3 million for 3Q12.

Copa Holdings closed the quarter with US$1.0 billion in cash, short term and long term investments, representing 40.7% of last twelve months´ revenues. Of such cash, 38.4% or $391.8 million was subject to exchange controls in Venezuela and was pending repatriation. Total debt at the end of 3Q13 amounted to US$1.1 billion, all of which is related to aircraft and equipment financing.

Copa Holdings’ strong third quarter results are the product of a solid and well executed business model which leverages the Company’s unique competitive advantages, such as geographic position and infrastructure, among others, to operate the best and most convenient network for intra-Latin America travel from the Hub of the Americas in Panama. Going forward, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2013

For 2013, the Company reaffirms its guidance. Consolidated capacity is still expected to grow in the range of 14%, as a result of the full year effect of capacity added in 2012 and the introduction of seven new 737-800 aircraft during 2013.  Our guidance in terms of load factor, RASM and CASM ex-fuel levels remain unchanged. Factored into the current guidance is an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$3.20 per gallon. As a result, we are narrowing our full year operating margin guidance to +/-20%.

Financial Outlook	2013 - Full Year Revised	2013 - Full Year Prior	2012 Actual
Capacity - YOY ASM Growth	+/-14%	+/-14%	24.1%
Average Load Factor	+/-76%	+/-76%	75.4%
RASM (cents)	+/-13.6	+/-13.6	13.6
CASM Ex-fuel (cents)	+/-6.7	+/-6.7	6.8
Operating Margin	+/-20%	19-21%	17.9%

OUTLOOK FOR 2014 – PRELIMINARY

For 2014, preliminary guidance is for consolidated capacity growth in the range of 10% as a result of the full year effect of capacity added in 2013 and the introduction of 8 Boeing 737-800 aircraft during the year.

Load factors are expected to come in above 2013 levels as a result of a healthy demand environment and lower year over year capacity growth. As a result, unit revenues (RASM) are expected to come in at 13.7 cents, slightly higher than 2013 levels. However, at 6.8 cents, CASM ex-fuel is also expected to come in slightly higher year over year. The estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs for 2014 is US$3.15 per gallon. As a result, the Company is projecting an operating margin in the range of 19% to 21%.

Financial Outlook	2014 – Full Year
Capacity - YOY ASM Growth	+/-10%
Average Load Factor	+/-77%
RASM (cents)	+/-13.7
CASM Ex-fuel (cents)	+/-6.8
Operating Margin	19-21%

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CONSOLIDATED THIRD QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 3Q13 totaled US$677.3 million, a 14.7% increase over operating revenue of US$590.4 million in 3Q12. This increase was due to a 15.4% or US$87.4 million increase in passenger revenue.

Passenger revenue. For 3Q13 passenger revenue totaled US$656.0 million, a 15.4% increase over passenger revenue of US$568.6 million in 3Q12. A 2.6 percentage point increase in load factor, slightly offset by a 0.1% drop in passenger yield, resulted in a 3.4% increase in passenger revenue per ASM (PRASM).

Cargo, mail and other. Cargo, mail and other revenue totaled US$21.3 million in 3Q13, a 2.7% decrease over cargo, mail and other revenue of US$21.9 million in 3Q12.

Operating expenses

For 3Q13, consolidated operating expenses increased 11.2% to US$529.8 million, representing operating cost per available seat mile (CASM) of 10.9 cents. CASM, excluding fuel costs, increased 2.7% to 6.8 cents. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 3Q13, aircraft fuel totaled US$198.2 million, an US$11.3 million or 6.1% increase over aircraft fuel of US$186.8 million in 3Q12. This increase was primarily a result of a 10.3% increase in gallons consumed, offset by a 3.8% decrease in the average price per gallon of jet fuel (all-in), which averaged U.S$3.12 in 3Q13 as compared to US$3.24 in 3Q12. The all-in average price per gallon of jet fuel for 3Q13 includes a $6.4 million fuel hedge gain, compared to a US$2.0 million gain in 3Q12. Excluding the effect of fuel hedge gains for both periods, fuel prices decreased 1.6%, from US$3.28 per gallon in 3Q12 to US$3.22 in 3Q13.

Salaries and benefits. For 3Q13, salaries and benefits totaled US$69.9 million, an 11.1% increase over salaries and benefits of US$63.0 million in 3Q12. The main driver was an increase in operating headcount to support additional capacity.

Passenger servicing. For 3Q13, passenger servicing totaled US$64.9 million, a 13.9% increase over passenger servicing of US$57.0 million in 3Q12. This increase resulted mainly from growth in our onboard passengers, as well as a higher effective rates related to airport services.

Commissions. For 3Q13, commissions totaled US$27.7 million, a 17.9% increase over commissions of US$23.5 million in 3Q12. This increase was primarily a result a higher revenue base and a higher proportion of credit card sales.

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Reservations and sales. Reservations and sales totaled US$27.6 million, a 24.2% increase over reservation and sales of US$22.2 million in 3Q12. This increase was primarily a result of an increase in passenger revenue and higher sales related taxes due to the revenue mix.

Maintenance, material and repairs. For 3Q13, maintenance, material and repairs totaled US$25.0 million, a 7.1% increase over maintenance, material and repairs of US$23.4 million in 3Q12. This increase was primarily a result of our growth in operations.

Depreciation. Depreciation totaled US$26.6 million in 3Q13, a 15.4% increase over depreciation of US$23.0 million in 3Q12. This increase was primarily driven by additional projects and aircraft components.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 15.7% from US$57.9 million in 3Q12 to US$67.0 million in 3Q13, primarily as a result of an increase in departures and additional aircraft rentals.

Other. Other expenses totaled US$22.9 million, an increase of US$3.3 million over 3Q12 mainly as a result of higher advertising expenses.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net income of US$6.3 million in 3Q13, compared to a net income of US$8.9 million in 3Q12.

Interest expense. Interest expense totaled US$7.5 million in 3Q13, an 7.5% decline from interest expense of US$8.1 million in 3Q12, as a result of lower interest rates on our variable rate debt and a lower outstanding debt balance.

Interest income. Interest income totaled US$3.1 million, a 4.2% decrease over interest income of US$3.2 million in 3Q12, mainly as a result of lower rates on investments partly offset by a higher average cash and investments balance.

Other, net. Other, net totaled a net gain of US$10.7 million in 3Q13 compared to a net gain of US$13.8 million in 3Q12. Other, net for 3Q13, includes a fuel hedge mark-to-market gain of US$9.8 million, compared to a fuel hedge mark-to-market gain of US$14.3 million for 3Q12.

About Copa Holdings:

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 66 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 90 aircraft: 64 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit: www.copaair.com.

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q13	3Q12	Change	2Q13	Change
Operating Revenues
Passenger Revenue	655,991	568,564	15.4%	568,960	15.3%
Cargo, mail and other	21,288	21,884	-2.7%	23,038	-7.6%
Total Operating Revenue	677,279	590,448	14.7%	591,998	14.4%

Operating Expenses
Aircraft fuel	198,163	186,844	6.1%	184,767	7.3%
Salaries and benefits	69,941	62,964	11.1%	66,105	5.8%
Passenger servicing	64,913	56,973	13.9%	60,389	7.5%
Commissions	27,717	23,501	17.9%	24,279	14.2%
Reservations and sales	27,588	22,203	24.2%	24,763	11.4%
Maintenance, material and repairs	25,035	23,370	7.1%	22,807	9.8%
Depreciation	26,576	23,031	15.4%	26,866	-1.1%
Flight operations	30,829	27,217	13.3%	30,028	2.7%
Aircraft rentals	23,540	18,504	27.2%	22,124	6.4%
Landing fees and other rentals	12,607	12,190	3.4%	12,789	-1.4%
Other	22,878	19,561	17.0%	19,393	18.0%
Total Operating Expense	529,787	476,359	11.2%	494,309	7.2%

Operating Income	147,492	114,089	29.3%	97,689	51.0%

Non-operating Income (Expense):
Interest expense	(7,513)	(8,124)	-7.5%	(7,560)	-0.6%
Interest income	3,127	3,235	-3.3%	2,841	10.1%
Other, net	10,700	13,750	-22.2%	(10,616)	-200.8%
Total Non-Operating Income/(Expense)	6,314	8,861	n/a	(15,336)	-141.2%

Income before Income Taxes	153,807	122,951	25.1%	82,354	86.8%

Provision for Income Taxes	27,798	11,033	152.0%	7,912	251.3%

Net Income	126,008	111,917	12.6%	74,441	69.3%

EPS - Basic and Diluted	2.84	2.52	12.7%	1.68	69.3%
Shares - Basic and Diluted	44,379,507	44,406,679	-0.1%	44,387,279	0.0%

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Copa Holdings, S.A.
Balance Sheet - IFRS
(US$ Thousands)

	September 30,	December 31,
	2013	2012
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$475,181	$76,094
Short-term investments	499,047	575,009
Total cash, cash equivalents and short-term investments	974,228	651,103

Accounts receivable, net of allowance for doubtful accounts	173,175	135,207
Accounts receivable from related parties	2,109	1,129
Expendable parts and supplies, net of allowance for obsolescence	56,314	50,603
Prepaid expenses	62,163	63,120
Other current assets	19,073	16,328
Total Current Assets	1,287,062	917,490

Long-term investments	46,590	69,445

Property and Equipment:
Owned property and equipment:
Flight equipment	2,462,278	2,405,346
Other equipment	71,570	66,330
	2,533,848	2,471,676
Less: Accumulated depreciation	(505,147)	(432,589)
	2,028,701	2,039,087
Purchase deposits for flight equipment	302,371	245,544
Total Property and Equipment	2,331,072	2,284,631

Other Assets:
Net pension asset	10,826	10,009
Goodwill	25,466	27,575
Intangible asset	57,767	59,382
Other assets	110,889	110,968
Total Other Assets	204,948	207,934
Total Assets	$3,869,672	$3,479,500

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$140,114	$136,268
Accounts payable	101,128	104,975
Accounts payable to related parties	15,380	20,255
Air traffic liability	549,721	382,807
Taxes and interest payable	121,647	85,436
Accrued expenses payable	65,993	48,047
Other current liabilities	7,835	10,902
Total Current Liabilities	1,001,818	788,690

Non-Current Liabilities:
Long-term debt	960,462	1,069,836
Post employment benefits liability	6,309	6,340
Other long-term liabilities	49,912	43,726
Deferred tax liabilities	32,274	34,364
Total Non-Current Liabilities	1,048,957	1,154,266

Total Liabilities	2,050,775	1,942,956

Shareholders' Equity:
Class A - 33,408,055 shares issued and outstanding	22,626	22,591
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	45,594	40,660
Retained earnings	1,739,740	1,458,258
Accumulated other comprehensive income (loss)	3,470	7,569
Total Shareholders' Equity	1,818,896	1,536,544
Total Liabilities and Shareholders' Equity	$3,869,672	$3,479,500

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NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	3Q13	3Q12	2Q13

Net income as Reported	$126,008	$111,917	$74,441

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments	(9,820)	(14,277)	10,582
Adjusted Net Income	$116,188	$97,640	$85,023

Shares used for Computation (in thousands)
Basic and Diluted	44,380	44,407	44,387

Adjusted earnings per share - Basic and Diluted	2.62	2.20	1.92

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	3Q13	3Q12	2Q13

Operating Costs per ASM as Reported	10.9	10.9	10.7
Aircraft fuel per ASM	(4.1)	(4.3)	(4.0)
Operating Costs per ASM excluding fuel	6.8	6.6	6.7

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